 December 17, 2010

John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Hampshire Group, Limited
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 000-20201

Dear Mr. Reynolds:

Hampshire Group, Limited (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 7, 2010. We have recited each of the Staff’s comments in bold type below and have followed each comment with the Company’s response.

Definitive Proxy Statement on Schedule 14A filed April 28, 2010

Executive Officer Compensation, page 19

1.
We note the revised disclosure in response to comment two from our letter dated November 17, 2010. Footnote five to the summary compensation table indicates the stock awards column was computed as the grant date fair value in accordance with Topic 718. You state that certain officers were granted 100,000 shares with a per share fair market value at grant of $3. Please explain why the grant date fair value was included in the table as $223,848 rather than $300,000.

Our stock awards consist of both time-based and performance-based vesting shares. Though the fair value of our common stock at the grant date was $3.00, our performance-based vesting shares must meet or exceed certain criteria to earn benefits from the stock awards. (The performance criteria are discussed in the Outstanding Equity Awards at Fiscal Year-End and Equity Compensation Plan Information tables in the Definitive Proxy Statement.)

Topic 718 states, “The measurement objective for equity instruments awarded to employees is to estimate the fair value at the grant date of the equity instruments that the entity is obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments (for example, to exercise share options). That estimate is based on the share price and other pertinent factors, such as expected volatility, at the grant date.”

In accordance with Topic 718, we considered the probability of meeting or exceeding the performance criteria as a pertinent factor in estimating the fair value of the performance-based stock awards. The estimated probability of meeting or exceeding the performance criteria was less than 1 (one). Taking into account the estimated probability, the performance-based shares awarded had a lower fair value than the fair value of our common stock at the grant date multiplied by the number of shares awarded. (Probability x Performance Shares Awarded x Fair Value of Shares at Grant Date < Performance Shares Awarded x Fair Value of Shares at Grant Date) The fair value of the performance-based shares combined with the time-vested share awards resulted in a fair market value stock award of $223,848 as indicated by the table.

The Company will provide additional narrative to clarify the valuation of its stock awards in future annual filings.

In closing, as requested by the Staff, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing response sufficiently addresses the Staff’s comments. If you have any questions or require additional information, please do not hesitate to contact Jonathan Norwood, Vice President and Chief Financial Officer, at (864) 622-0815, or me at (212) 822-3143. Thank you for your assistance.

Sincerely,
/s/ Heath L. Golden Heath L. Golden
President and Chief Executive Officer